Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors SIAM Report – October to December 2022

Mumbai, January 4, 2023: Reproduced herein below is the report on production, domestic sales and exports of the Company, which will be released to the Society of Indian Automobile Manufacturers (SIAM), the contents of which are self-explanatory.

Quarterly Report on Production, Domestic Sales & Export for October - December 2022

Category	Vehicle Model	Production		Domestic Sales		Exports
		OCT - DEC 2021	OCT - DEC 2022	OCT - DEC 2021	OCT - DEC 2022	OCT - DEC 2021	OCT - DEC 2022
Micro	NANO	0	0	0	0	0	0
Compact	ZEST,BOLT, TIAGO, TIGOR, ALTROZ	30958	41126	31027	44208	57	51
UVC	NEXON, PUNCH	53590	76302	55397	75390	486	907
UV2	SAFARI, HARRIER, SUMO	12331	11049	12578	11699	19	0
UV3	HEXA	0	0	0	0	0	0
V1	MAGIC EXPRESS	348	731	722	978	0	0
V2	MAGIC, MAGIC IRIS	20	0	0	27	24	25
N1- A1	ACE, ACE EX, ACE Zip	31356	27589	30923	28030	2017	186
N1- A2	Yodha, Super Ace, Intra, Ace Mega, Xenon, 207DI	21152	15500	18241	15463	2206	1464
M2- A1	Buses Fully Built, Buses Chassis	729	902	727	443	33	11
M2- A2	Buses Fully Built, Buses Chassis	511	387	596	1784	0	17
N2- A1	Tippers, Haulage	2084	2794	2960	1436	591	170
N2- A2	Tippers, Haulage	4671	3126	2383	2628	386	180
N2- A3	Tippers, Haulage	1242	1461	641	633	181	156
N2- A4	Tippers, Haulage	5508	2611	4745	2555	653	234

Category	Vehicle Model	Production		Domestic Sales		Exports
		OCT - DEC 2021	OCT - DEC 2022	OCT - DEC 2021	OCT - DEC 2022	OCT - DEC 2021	OCT - DEC 2022
M3-A1	Buses Fully Built, Buses Chassis	204	396	0	0	0	0
M3- A2	Buses Fully Built, Buses Chassis	53	37	0	0	81	55
M3-B1	Buses Fully Built, Buses Chassis	0	0	0	0	0	0
M3- B2	Buses Fully Built, Buses Chassis	765	959	224	524	183	241
M3-C1	Buses Fully Built, Buses Chassis	6	17	0	0	0	0
M3- C2	Buses Fully Built, Buses Chassis	1084	1666	358	790	373	0
M3-D1	Buses Fully Built, Buses Chassis	11	44	0	0	0	0
M3- D2	Buses Fully Built, Buses Chassis	0	0	242	486	0	0
M3-E1	Buses Fully Built, Buses Chassis	0	0	0	0	0	0
M3-E2	Buses Fully Built, Buses Chassis	0	0	17	215	0	0
M3-F1	Buses Fully Built, Buses Chassis	0	0	0	0	0	0
M3- F2	Buses Fully Built, Buses Chassis	0	0	635	1247	0	502
M3-G1	Buses Fully Built, Buses Chassis	0	0	0	0	0	0
N3- A1	Tippers, Haulage	7841	4269	404	319	67	16
N3- A2	Tippers, Haulage	0	0	4695	3451	1323	513
N3- A3	Tippers, Haulage	0	0	114	1071	0	0
N3- B1(a)	Tippers, Haulage	3988	3298	3290	1999	649	246
N3- B1(b)	Tippers, Haulage	14700	18977	5024	6122	609	67
N3- B1(c)	Tippers, Haulage	0	0	2564	4072	0	5
N3- B1(d)	Tippers, Haulage	0	0	1767	1950	0	25
N3- B1(e)	Tippers, Haulage	0	0	4682	7328	21	24

Category	Vehicle Model	Production		Domestic Sales		Exports
		OCT - DEC 2021	OCT - DEC 2022	OCT - DEC 2021	OCT - DEC 2022	OCT - DEC 2021	OCT - DEC 2022
N3- B2(a)	Tractors with suitable Trailers	0	0	0	0	0	0
N3- B2(b)	Tractors with suitable Trailers	0	0	400	832	0	0
N3- B2(c)	Tractors with suitable Trailers	252	789	350	355	111	37
N3- B2(d)	Tractors with suitable Trailers	4329	7386	3825	6966	33	36

Note: The above figures have not been independently verified and audited. As such, the final figures after Audit may vary.

This is for the information of the exchange and the members.

- Ends -

About Tata Motors

Part of the USD 128 billion Tata group, Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 37 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa and Indonesia, Tata Motors’ vehicles are marketed in Africa, Middle East, South & South East Asia, Australia, South America, Russia and other CIS countries. As of March 31, 2022, Tata Motors’ operations include 86 consolidated subsidiaries, two joint operations, four joint ventures and 10 equity-accounted associates, including their subsidiaries, in respect of which the company exercises significant influence.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.